USA VIDEO INTERACTIVE CORP.

October 6, 2003

03032690

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

SUPPL

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

dlw 10/23

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP

USA Video Interactive nears completion of MediaSentinel™ DRM technology

October 6, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; http://www.usvo.com)

USA Video Interactive Corporation (USVO) is pleased to announce that, after two years of core software development, it plans to release MediaSentinel™, its proprietary patent-pending core Digital Rights Management technology (DRM), toward the end of 2003.

MediaSentinel™ is a digital watermark based technology that deters video content piracy. MediaSentinel™ embeds an encrypted identifier into original authorized video content, which is preserved in any unauthorized copies.

Attributes of MediaSentinel™ technology:

- Invisible to human perception
- Does not interfere with the content
- Virtually impossible for pirates to remove without rendering the video content useless
- Enables pirated copies to be traced back to the original source

Initial products to be deployed utilizing the MediaSentinel™ technology are a Media Encoder (fingerprint generator), a Decoder (fingerprint reader) and a Software Developer's Kit (SDK) which will enable licensees, serving end user markets, to implement MediaSentinel™ technology within their own products.

Upon final release of MediaSentinel™, USVO will issue a subsequent announcement, containing further product and technology details.

ON BEHALF OF THE BOARD OF DIRECTORS

"Edwin Molina"

Edwin Molina,
President

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 - 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com